SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 24, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2005

SCOR (Registrant)

By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release N°1 of March 24, 2005

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Annual results 2004

Return to profitability

Results in line with the Moving Forward Plan

Group net income: EUR 68.7 million

Proposed dividend of EUR 0.03 per share

•	Gross written premiums: EUR 2,528 million
•	Operating income: EUR 106 million (compared to EUR –252 million in 2003)
•	Group net income: EUR 68.7 million (compared to EUR –314 million in 2003)
•	Adequate Group reserves confirmed by internal and external actuarial review
•	Group Net Asset Value: EUR 1,424 million at the end of 2004 (+102% compared to the end of 2003)
•	Overall investment income of EUR 305 million (compared to EUR 592 million in 2003)

Non-Life Reinsurance in 2004:
•	Gross written premiums: EUR 1,321 million
•	Operating income: EUR 88 million (compared to EUR –211 million in 2003)
•	Combined ratio for Non-Life business: 100.1% (compared to 121.3% in 2003)
•	Exceptional climatic events in 2004 amounted to EUR 76 million
•	Additional reserves of EUR 20 million established net of retrocession on the WTC, following the verdict rendered on 6 December 2004.

Life & Accident Reinsurance in 2004:
•	Gross written premiums: EUR 1,207 million
•	Operating income: EUR 47 million (compared to EUR 50 million in 2003)
•	Margin on net premiums: 4.2% (compared to 3.7% in 2003)

***

•	Net EPS: EUR 0.08 at 31 December 2004
•	Book value per share (before dividend): EUR 1.63
•	Proposed dividend of EUR 0.03 per share, pending approval by the General Shareholders’ Meeting

The SCOR Board meeting of 23 March 2005, chaired by Denis Kessler, closed the accounts at 31 December 2004. Following the meeting, Denis Kessler, Chairman and Chief Executive Officer, said:

"SCOR was back in profit in 2004. This return to profitability was achieved despite a year marked by the exceptionally high number of natural events and claims in North America and Asia. These satisfactory results include additional reserves following the unfavourable legal decision that we are disputing on the World Trade Center claim.

We are pleased that the Group’s results are based on a significant gross and net technical surplus in Non-Life reinsurance and on a very positive operating income in Life & Accident reinsurance. This regained technical profitability demonstrates the quality of the Group’s underwriting over the past financial years, and translates into a satisfactory level of reserves on previous years.

The Group’s results have been achieved along with a significant contraction in investment income, primarily resulting from the policy of currency hedging now in place and the absence of significant capital gains.

SCOR has restored its credibility with its clients. SCOR has restored its solvency thanks to the support of its shareholders. SCOR has restored its profitability thanks to the quality of its underwriting.

We are resolutely continuing to implement the Moving Forward Plan.”

1. Global business in 2004 is in line with forecasts made a year ago

Gross premiums written in 2004 totalled EUR 2,528 million, in line with forecasts, compared to EUR 3,691 for 2003, representing a decrease of 32% (–30% at constant exchange rates). This contraction is essentially explained by the expected reduction in Non-Life reinsurance premiums issued by the Large Corporate Accounts sector, which is linked to rigorous business selection and the SCOR Group’s ratings.

2. The Group’s global income reflects its technical profitability

Operating income for 2004 has risen to EUR 106 million, compared to EUR –252 million in 2003.

Consolidated net income after minority interests amounted to EUR 68.7 million, compared to a net income of EUR –314 million in 2003.

Group operating cash flow for 2004 totalled EUR –215 million. This is in line with the forecast which incorporated the decrease in business and the commutations.

Technical reserves net of retrocession reached EUR 9,030 million at 31 December 2004, compared to EUR 9,766 million at 31 December 2003, a decrease of 7.5%. This decrease can be explained by currency fluctuations (at constant exchange rates this decrease would have been 2.9%) and also reflects the consequences of premium contraction and commutations.

The adequacy of the Group’s reserves was confirmed by internal and external actuarial reviews during the closure of the accounts.

Group shareholders’ equity totalled EUR 1,424 million at 31 December 2004, compared to EUR 704 million at 31 December 2003. This increase in shareholders’ equity is essentially due to the 7 January 2004 capital increase.

Group overhead expenses came to EUR 183 million for 2004, down by 7.1% compared to 2003, excluding rent payments on the headquarters building sold in December 2003. The rent payment limits this decrease to 1.5%.

The Group’s workforce decreased by 11.4% and totalled 1,052 people at 31 December 2004. Overheads saw a 130% increase in taxes (excluding corporation tax) in the sum of EUR 15 million and employee profit sharing in the sum of EUR 2 million, and costs linked to legacy issues in the process of being settled (management of the run-off portfolio, CRP, IRP, WTC). The transition to IFRS accounting standards and the implementation of Sarbanes-Oxley procedures also generated additional costs.

The Group will try to lower its overheads in 2005 by adapting its structures to its new business profile.

3. Results by line of business

3.1 The Non-Life Reinsurance business (Property and Casualty, Large Corporate Accounts and Credit and Surety treaties) generated a premium income of EUR 1,321 million for 2004, down 41% compared to 2003 (–40% at constant exchange rates).

The Non-Life underwriting result (operating income before overhead expenses and investment income) for 2004 came to EUR 112 million, a significant improvement compared to 2003 (EUR –352 million).

It was impacted by the cost of the climatic events that occurred during the course of 2004 in the United States and the Caribbean (hurricanes Charley, Frances, Ivan and Jeanne), as well as in Asia (typhoons Chaba and Songda, the Rananim flood and the tsunami) for an amount of EUR 76 million. In addition to the cost of EUR 35.5 million in the

2004 third quarter accounts (see press release N°23 – 2004), SCOR booked additional reserves of EUR 40.5 million in the 2004 fourth quarter accounts, principally for typhoon Songda in Japan, due to delays in information received from cedants.

Following the verdict returned on 6 December by a New York jury in the second phase of the WTC towers insurance proceedings, the SCOR Group decided to establish additional reserves of EUR 20 million net of retrocession in the 2004 accounts (see press release N°5 – 2005).

The net combined ratio for the Non-Life Reinsurance business was 100.1% for 2004, compared to 121.3% for 2003. Excluding the additional reserves for the WTC claim, the net combined ratio for the Non-Life Reinsurance business was 98.6% for 2004.

Operating income for the Non-Life Reinsurance business stood at EUR 88 million for 2004, compared to EUR –211 million for 2003. This operating income benefited from good technical performance, despite the impact of the exceptional climatic events and the additional reserves established for the WTC. It has not benefited from any significant exceptional profit on investment income.

Net technical reserves for the Non-Life Reinsurance business amounted to EUR 5,426 million at 31 December 2004 versus EUR 6,237 million at 31 December 2003, down 13% due to the currency impact and to significant liquidations and commutations in the portion of the SCOR US portfolio in run-off.

With regard to this portion of the SCOR US portfolio in run-off, gross technical reserves amounted to EUR 1,163 million at 31 December 2004, compared to 1,504 million at 31 December 2003, a decrease of 23% (–16% at constant exchange rates).

Moreover, commutations carried out on this SCOR US portfolio in run-off since 1 January 2005 have further reduced reserves by over 18%.

3.2 The Life & Accident reinsurance business (individual and group life, long-term care, finance, accidents, disability and unemployment) posted a premium income of EUR 1,207 million for 2004, a contraction of 17% compared to 2003 (–16% at constant exchange rates). Excluding a one-off transaction of EUR 167 million underwritten in the first quarter of 2003, the premium income for the Life & Accident reinsurance business has only fallen by 6.8% compared to the premium income recorded for 2003.

The operating income for the Life & Accident Reinsurance business amounted to EUR 47 million for 2004, versus EUR 50 million for 2003. This represents a margin of 4.2% on net earned premiums, which is above the objective set of 3%.

Technical reserves for the Life & Accident Reinsurance business amounted to EUR 3,388 million at 31 December 2004 versus EUR 3,212 million at 31 December 2003, up 5.5%.

3.3 The Operating Result of Commercial Risk Partners (“CRP”), which ceased underwriting in January 2003, was a loss of EUR 28 million for 2004, compared to a loss of EUR 92 million for 2003. This loss was due to a slowdown in investment income, to operating costs and to adjustments regarding commutations.

CRP’s technical reserves amounted to EUR 216 million at 31 December 2004, versus EUR 317 million at 31 December 2003, down 32%. This decrease is due to the payment of claims through drawing down of reserves and to CRP’s commutation policy (EUR 29 million realised in 2004). At 31 December 2002, CRP’s net technical reserves amounted to EUR 1,224 million.

Moreover, commutations carried out since 1 January 2005 have further reduced CRP’s reserves by 10%.

4. Asset management in 2004

Investment income for 2004 amounted to EUR 305 million, compared to EUR 592 million in 2003. This income includes few exceptional elements, unlike in 2003 (which saw the sale of the headquarters building plus exceptional currency gains and capital gains on bonds). Income from ordinary investment activities amounted to EUR 280 million versus EUR 319 million in 2003. Proceeds from capital gains net of impairments came to EUR 40.3 million versus EUR 175 million in 2003, while foreign currency income amounted to –15.7 million versus EUR 98 million in 2003.

Investments (marked to market) amounted to EUR 9,400 million at 31 December 2004, up 7.1% compared to 31 December 2003. These consisted of bonds (61%), cash equivalents (19%), cash deposits (11%), equities and equity interests (6%) and real estate investments (3%).

These marked to market investments include unrealised capital gains in the amount of EUR 151 million at 31 December 2004, compared to EUR 125 million at 31 December 2003. On 31 December 2004, the bond portfolio showed an unrealised capital gain of EUR 80 million, the equity and equity interests portfolio had unrealised capital gains of EUR 19 million, and real estate investments an unrealised capital gain of EUR 52 million.

5. IRP

The Board of Directors examined the IRP issue. The terms and conditions of the unwinding of the transaction will be communicated within the deadlines set in the shareholders’ agreement.

6. US GAAP accounts

The Board of Directors will close the Group’s US GAAP accounts at its meeting on 12 April 2005 following examination by the Audit Committee and certification by the Auditors. These US GAAP accounts will be published on 13 April 2005.

Key consolidated figures

In EUR million
(at current exchange rates)	31 December 2003	31 December 2004	Change
Gross written premiums	3,691	2,528	–32%
Net earned premiums	3,697	2,511	–32%
Consolidated net income	(314)	68.7	nm
Net technical reserves	9,766	9,030	–7.5%
Investments (marked to market)	8,778	9,400	7.1%
Consolidated shareholders’ equity	619	1,324	114%
Adjusted shareholders’ equity	704	1,424	102%
In EUR
Earnings per share*	(2.31)	0.08	nm
Book value per share*	4.55	1.63	nm

*	136 million shares in December 2003 and 819 million shares in December 2004 nm: not meaningful

2005 Timetable

Annual 2004 US GAAP accounts	13 April 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release N°2 of March 24, 2005

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SCOR establishes additional reserves in the 4th quarter of 2004 following the World Trade Center jury verdict

On 6 December 2004, in the second phase of the World Trade Center Properties LLC (“WTC”) insurance proceedings, a New York jury rendered its verdict. This indicates that the attack on the WTC on 11 September 2001 constitutes two occurrences according to the jury’s interpretation of the applicable terms of the property insurance coverage issued by Allianz Global Risks U.S. Insurance Company and by the eight other insurers of the WTC that were parties to this trial. SCOR provided reinsurance for Allianz Global Risks’ property insurance coverage of the WTC.

This verdict does not determine the amount of indemnification due from the insurers. Separate appraisal proceedings are underway to establish the amount of indemnification due from the insurers following the destruction of the WTC.

Since 2001, SCOR has held reserves in an amount corresponding to the possibility of indemnification reaching one full limit of cover.

The SCOR Group confirms that it considers this verdict to be contrary to the terms of the insurance coverage in force and to the intent of the parties. The Group will fully support Allianz’s efforts to overturn the verdict.

In line with its prudent reserving policy, the SCOR Group has decided to establish additional reserves of EUR 20 million with regard to the reinsurance it provides to Allianz Global Risks for the WTC property insurance coverage. These reserves have been included in the 4th quarter 2004 accounts. This amount, which is net of retrocession, is in addition to existing reserves.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.